SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

26943B100

(CUSIP Number)

David O’Connor

First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(212) 698-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26943B100

(1)	Name of Reporting Persons: First Eagle Holdings, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,004,422
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,004,422
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,004,422
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.7%
(14)	Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 26943B100

(1)	Name of Reporting Persons: First Eagle Investment Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,004,422
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,004,422
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,004,422
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.7%
(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 26943B100	SCHEDULE 13D

(1)	Name of Reporting Persons: First Eagle Alternative Credit, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,259,102
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,259,102
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,102
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%
(14)	Type of Reporting Person (See Instructions): IA

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 (this “Amendment”), which relates to shares of common stock, par value $0.001 per share (the “Shares”), of First Eagle Alternative Capital BDC, Inc., a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D filed on March 26, 2020 (the “Schedule 13D”), as amended and supplemented by the Amendment No. 1 to the Schedule 13D filed on April 21, 2020, as amended and supplemented by the Amendment No. 2 to the Schedule 13D filed on June 1, 2020 (as amended, the “Statement”). The address of the Issuer’s principal executive office is 500 Boylston St., Suite 1200, Boston, MA 02116.

Capitalized terms used but not defined herein shall have the meaning set forth in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items in the Statement, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated as follows:

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

i.

First Eagle Holdings, Inc., a Delaware corporation (“FEH”), whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEH is the managing member of First Eagle Investment Management, LLC, a Delaware limited liability company (“FEIM”);

ii.

FEIM, whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEIM is the sole and managing member of First Eagle Alternative Credit, LLC, a Delaware limited liability company (“FEAC”); and

iii.	FEAC, the investment adviser to the Issuer, whose principal office address is 500 Boylston St., Suite 1200, Boston, MA 02116.

Information regarding each director and executive officer of First Eagle Holdings, Inc. is set forth on Schedule 1 attached hereto.

(c) FEH is a holding company and FEIM and FEAC are principally engaged in the business of investing in securities.

(d) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

On October 3, 2022, Crescent Capital BDC, Inc., a Maryland corporation (“CCAP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Echelon Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub”), Echelon Acquisition Sub LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of CCAP (“Acquisition Sub 2”), and Crescent Cap Advisors, LLC, a Delaware limited liability company and the external investment adviser to CCAP (“CCAP Advisor”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving company and as a wholly-owned subsidiary of CCAP (the “Surviving Company”), and (ii) immediately after the effectiveness of the First Merger, the Surviving Company will merge with and into Acquisition Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Acquisition Sub 2 continuing as the surviving company and as a wholly-owned subsidiary of CCAP.

The board of directors of the Issuer, at the recommendation of the special committee of the board of directors of the Issuer, and the board of directors of CCAP and the governing bodies of Acquisition Sub and Acquisition Sub 2 have approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby. In addition, in connection with the Merger Agreement, Sun Life Assurance Company of Canada, which owns a majority interest in CCAP Advisor, has committed to provide secondary-market support and will purchase $20 million of the combined company’s common stock via a share purchase program over time following the consummation of the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger, each Share issued and outstanding as of two days prior to the closing (the “Determination Date”) (other than dissenting shares, shares held by the Issuer or any of its subsidiaries and Shares held by CCAP and any of its subsidiaries or Acquisition Sub) will be converted into the right to receive (i) a portion of the CCAP Aggregate Merger Consideration (as defined below) pursuant to the election and proration procedures described below and (ii) from CCAP Advisor, an amount equal to (a) $35.0 million divided by (b) the number of shares of the Issuer Common Stock issued and outstanding as of the Determination Date (excluding any cancelled shares) (the “CCAP Advisor Cash Consideration”). The “CCAP Aggregate Merger Consideration” means the sum of (A) a number of shares of common stock, par value $0.001 per share, of CCAP (“CCAP Common Stock”) equal to the number of shares of Issuer Common Stock issued and outstanding as of the Determination Date, multiplied by the Exchange Ratio (as defined below); provided, that in no event will the aggregate number of shares of CCAP Common Stock to be issued pursuant to the Merger Agreement (the “Total CCAP Stock Consideration”) exceed 19.99% of the number of shares of CCAP Common Stock issued and outstanding as of October 3, 2022, and (B) if the Total CCAP Stock Consideration is less than the Issuer Closing Net Asset Value (as defined below), an amount in cash, without interest, to be paid by CCAP equal to (a) the Issuer Closing Net Asset Value (as defined below) minus the Aggregate Share Consideration Value (as defined below) (such cash amount, the “CCAP Aggregate Cash Consideration”).

On the Determination Date, each of CCAP and the Issuer shall deliver to the other party a calculation of its estimated net asset value, as adjusted pursuant to the terms of the Merger Agreement, as of 5:00 p.m. New York City time on the Determination Date, calculated in good faith (the total net asset value of CCAP as of the Determination Date, the “CCAP Closing Net Asset Value” and the total net asset value of the Issuer as of the Determination Date, the “the Issuer Closing Net Asset Value”); provided, that each party shall update and redeliver such calculation in certain circumstances described in the Merger Agreement. Based on such calculations, the parties will calculate the “CCAP Per Share NAV”, which will equal the CCAP Closing Net Asset Value divided by the number of shares of CCAP Common Stock issued and outstanding as of the Determination Date and the “the Issuer per Share NAV”, which will equal the Issuer Closing Net Asset Value divided by the number of shares of the Issuer Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares). The “Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the Issuer Per Share NAV divided by (ii) the CCAP Per Share NAV. The “Aggregate Share Consideration Value” shall refer to (a) the Total CCAP Stock Consideration multiplied by (b) the CCAP Per Share NAV.

The consummation of the Mergers is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including obtaining Issuer shareholder approval. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.5.

Voting Agreement

On October 3, 2022, CCAP and FEIM entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, FEIM agrees to vote in favor of the Merger Agreement, the Mergers and the other transactions contemplated thereby. The Voting Agreement and the obligations thereunder will be terminated upon the earliest of (a) the consummation of the Mergers, (b) the termination of the Merger Agreement in accordance with its terms, (c) the expiration of the period from the date hereof through and including the earliest to occur of (i) the effectiveness of the Mergers and (ii) the termination of the Merger Agreement in accordance with its terms and (d) any amendment to the terms of the Merger Agreement without the prior written consent of FEIM that (i) reduces the Aggregate Merger Consideration or the Parent External Adviser Aggregate Cash Consideration (other than adjustments in compliance with Section 2.1(a)(v) of the Merger Agreement) or (ii) changes the form of consideration payable to the Issuer’s stockholders (other than adjustments in compliance with Section 2.1(a)(ii) of the Merger Agreement). The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.6.

Except as set forth in this Statement (including any information incorporated herein by reference) and in connection with the transaction described above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety by the following:

(a) and (b) Calculations of the percentage of Shares beneficially owned is based on 29,922,028 Shares outstanding as of August 9, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on August 9, 2022 (the “Total Outstanding Shares”).

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

As of the date of this Amendment, FEH, as the managing member of FEIM, and FEIM, as the sole and managing member of FEAC, may be deemed to have sole voting and dispositive power with respect to all 3,745,320 Shares owned by FEIM and 1,259,102 Shares owned by FEAC, for an aggregate amount of 5,004,422 Shares, representing approximately 16.7% of the Total Outstanding Shares.

As of the date of this Amendment, FEIM has sole voting and dispositive power with respect to 3,745,320 Shares, and, as the sole and managing member of FEAC may be deemed to have sole voting and dispositive power with respect to all 1,259,102 Shares owned by FEAC, for an aggregate amount of 5,004,422 Shares representing approximately 16.7% of the Total Outstanding Shares.

As of the date of this Amendment, FEAC has sole voting and dispositive power with respect to 1,259,102 Shares, representing approximately 4.2% of the Total Outstanding Shares.

(c) Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, except as set forth herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and restated in its entirety by the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit 99.5	Agreement and Plan of Merger, dated as of October 3, 2022, by and among Crescent Capital BDC, Inc., Echelon Acquisition Sub, Inc., Echelon Acquisition Sub LLC, First Eagle Alternative Capital BDC, Inc. and Crescent Cap Advisors, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, as filed with the SEC on October 4, 2022)

Exhibit 99.6	Voting Agreement, dated as of October 3, 2022, by and among the Issuer and First Eagle Investment Management, LLC

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: October 5, 2022

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	First Eagle Holdings, Inc.
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By:	First Eagle Investment Management, LLC
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

SCHEDULE I

Executive Officers and Directors of First Eagle Holdings, Inc.

The name and principal occupation of each director and executive officer of First Eagle Holdings, Inc. are set forth below. The address for each person listed below is c/o First Eagle Holdings, Inc., 1345 Avenue of the Americas, New York, NY 10105. All executive officers and directors listed are United States citizens other than D.T. Ignacio Jayanti who is a citizen of the United Kingdom and Jean-Luc Gravel who is a citizen of Canada.

OFFICERS:

Name	Principal Occupation
Mehdi A. Mahmud*	Chief Executive Officer and President
Melanie Dow	Chief Administrative Officer
Brian M. Margulies	Chief Financial Officer and Treasurer
David P. O’Connor	General Counsel and Secretary
Chun Fong	Assistant Treasurer

DIRECTORS:

Name	Principal Occupation
John Arnold	Managing Member, Arnhold LLC
Michael Kellen	Chairman and Co-Chief Executive Officer, Bleichroeder LP
Peter Seligmann	Chief Executive Officer, Nia Tero
Andrew Gundlach	President and Co-Chief Executive Officer, Bleichroeder LP
D.T. Ignacio Jayanti	Chief Executive Officer, Corsair Capital LLC
Gunner Overstrom	Partner, Corsair Capital LLC
Joseph Baratta	Global Head of Private Equity, Blackstone Inc.
Martin Brand	Head of North America Private Equity and Global Co-Head of Technology Investing, Blackstone Inc.
Jean-Luc Gravel	Director, First Eagle Holdings, Inc.
J. Tomilson Hill	Managing Director, Two Sigma Investments, L.P.
Joan Solotar	Global Head of Private Wealth Solutions, Blackstone Inc.
Robert Dineen	Chairman, FEH Holdings, Inc.

*	Also a Director